Filed Pursuant to Rule 433
Registration No. 333-167811
August 12, 2011
Delta Air Lines, Inc. (“Delta”)
(NYSE Symbol: DAL)

Securities:	Pass Through Certificates, Series 2011-1B (the “Class B Certificates”)

Amount:	$102,000,000

Preliminary Prospectus Supplement:	Delta has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated August 12, 2011 (the “Preliminary Prospectus Supplement”), which includes additional information regarding the Class B Certificates. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class B Certificates that they be rated by Moody’s and Standard & Poor’s at not less than the ratings set forth in the table below:

Moody’s:	Ba3

Standard & Poor’s:	BB

The issuance of the Class B Certificates is also subject to receipt of written confirmation from Moody’s and Standard & Poor’s that the issuance of the Class B Certificates would not result in a reduction, withdrawal or suspension of the ratings of the Class A Certificates.

Public Offering Price:	100%

CUSIP:	24736WAB6

ISIN:	US24736WAB63

Coupon/Stated Interest Rate:	7.125%

Make-Whole Spread over Treasuries:	0.50%

Depositary Rating:	The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of Aaa from Moody’s and AA from Standard & Poor’s and Short-Term Ratings of P-1 from Moody’s and A-1+ from Standard & Poor’s.

Class B Liquidity Provider Rating:	The Class B Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Class B Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Available Amount under the Class B Liquidity Facility at October 15, 2011[1]:	$10,901,250

Initial “Maximum Commitment” under the Class B Liquidity Facility:	$10,901,250

Underwriter:	Citigroup Global Markets Inc.

Underwriting Commission:	$1,147,500

Underwriter Reimbursement of Certain Delta Expenses:	$637,500

Transfer Restrictions for Class B Certificates:	The Class B Certificates will be subject to transfer restrictions. They may be sold only to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933 (as amended), for so long as they are outstanding.

Underwriting Agreement:	August 12, 2011

Settlement:	August 17, 2011 (T+3) closing date, the third business day following the date hereof.
A rating is not a recommendation to purchase, hold or sell the Class B Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Class B Issuance Date by Moody’s and Standard & Poor’s to the Class B Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriter will arrange to send you the prospectus and prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 877-858-5407.

[1]	The first Regular Distribution Date to occur after the Class B Issuance Date.